

Glacier Montney Production Increased to
Record 200 mmcfe/d (33,300 boe/d)

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, April 12, 2016 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce Glacier production has increased to a record 200 mmcfe/d (33,300 boe/d) as planned. Annual production for 2016 is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d and is supported by a current standing well inventory of 18 completed and 14 uncompleted wells. These wells will be utilized to achieve our 2016 production target and are capable of supporting future production growth through to the second quarter of 2017. Production growth will utilize the remaining 50 mmcf/d of processing capacity that was designed into Advantage's 2015 Glacier gas plant expansion. Additionally, take-away capacity on TransCanada Pipeline's ("TCPL") sales gas pipeline in the Glacier area has recently improved as firm and interruptible transportation capacity has been increasing since March 2016.

Advantage continues to execute its 2016 capital program which is supported by the Corporation's hedge position, strong balance sheet and its industry leading low cost structure. Advantage has hedged 52% of forecast 2016 annual production at an average AECO price of Cdn $3.62/mcf and estimates that annual cash flow will meet the Corporation's planned 2016 capital program of $120 million even if AECO prices average Cdn $1.25/mcf for the remainder of the year. At an average AECO price of Cdn $2.00/mcf for 2016, Advantage estimates that its year-end total debt to trailing cash flow ratio is approximately 1.2 times.

Advantage's hedging position has been increased to 36% of forecast 2017 annual production at an average AECO price of Cdn $3.24/mcf and 52% of forecast Q1 2018 production at an average AECO price of Cdn $3.10/mcf. These hedge positions combined with our strong balance sheet provide additional financial flexibility to support the next significant expansion of Advantage's Glacier gas plant processing capacity to 350 mmcf/d planned to commence during the second half of 2017.

Advantage's Montney wells are continuing to outperform with shallower declines. Since July 2015, twelve Upper and Lower Montney wells containing an average of 18 frac stages have been placed on production and the longer producing wells are still trending approximately 1.2 mmcf/d above Advantage's Upper and Lower Montney Budget well type curve after 150 days of production. Two liquids-rich Middle Montney wells which contain an average of 19 frac stages are also demonstrating strong performance. One of these wells is producing 2 mmcf/d above our Middle Montney Budget well type curve after 230 days and the other well is meeting expectations after 84 days of production. Completed wells which contain up to 37 frac ports and with longer horizontal laterals will be brought on-production during 2016 to evaluate the impact of additional drilling and completion design changes on longer term production behaviour.

Reduced Glacier well costs reflect improved operational efficiencies and lower service costs. Well costs (drill, complete, equipping and tie-in) have continued to improve despite increased number of frac stages. For 2016, Advantage estimates that Upper Montney wells will cost $4.5 million and Lower Montney wells will cost $5.5 million based on an average of 25 fracs stages per well. Middle Montney wells are estimated to be approximately $6.0 million based on 25 frac stages. These estimates reflect well cost reductions of approximately $0.5 million per well compared to earlier wells which had 47% fewer frac stages (16 to 18 frac stages). Total completion costs on a per frac basis have decreased approximately 26% compared to realized costs in our last two drilling programs.

First Quarter 2016 results[1] continue to demonstrate Advantage's industry leading low cost structure. Average production during first quarter of 2016 increased 25% to 167 mmcfe/d compared to the first quarter of 2015. Production during the first quarter was impacted by TCPL transportation restrictions which reduced operational flexibility to offset lower production due to planned maintenance at our Glacier plant. TCPL transportation capacity has increased through March 2016 and is expected to remain higher through 2016 as compared to 2015. Advantage estimates first quarter 2016 total cash costs of approximately $0.76/mcfe including operating costs of $0.36/mcfe which is anticipated to be further reduced through 2016. Operating cost reductions are expected to result from increasing production volumes and the commissioning of an additional water disposal well in March 2016 which will lower water handling costs. Capital expenditures are estimated to be $45 million, on-track with expectations.

Advantage continues to closely monitor the natural gas price environment and can modify its growth plans as necessary to preserve financial flexibility and protect the long-term value of its Glacier Montney resource. The Corporation's hedging program, industry leading low costs, improved capital efficiencies and strengthened balance sheet have already positioned Advantage with significant downside protection and with flexibility to capitalize on improved natural gas prices which we anticipate will occur as North American natural gas supply and demand become better balanced in the near future.

Notes:
[1] _All references to first quarter 2016 results are estimates and unaudited. Advantage is targeting to release actual results after-markets close on May 5, 2016._

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet during cycles of volatility in the commodity and financial markets; Advantage's anticipated annual production for 2016, production growth for 2017, year end debt to trailing cash flow ratio for 2016, cash costs and operating costs through 2016, and cash flow and capital expenditures for 2016, including the targeted amounts and timing of achievement thereof; expected increases in production in 2016 and 2017 resulting from Advantage's Glacier development plan; the Corporation's expectation that annual cash flow for 2016 will meet the Corporation's planned capital program estimate; the Corporation's planned expansion of the Glacier gas plant processing capacity, the expected capacity, and the timing of commencement thereof; the anticipated impact of continued operational efficiencies and lower service costs on reducing well costs; the Corporation's expectations as to TCPL's transportation capacity in 2016; anticipated drilling plans; Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value; Advantage's plans to monitor the natural gas price environment and modify its growth plans as necessary to preserve financial flexibility and protect the long-term value of its Glacier Montney resource; the Corporation's belief that its low costs, improved capital efficiencies and strengthened balance sheet have positioned Advantage with significant downside protection and flexibility to capitalize on improved natural gas prices; and Advantage's belief that North American natural gas supply and demand will become better balanced; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions;Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; anticipated number of frac stages per well; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; available pipeline capacity; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; that the Corporation will be able to increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided above in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events

anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Certain type curves referred to in this press release represent estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. 7.2 Bcfe Upper and Lower Montney Budget type curves and 4.5 Bcfe Middle Montney Budget type curves are management generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The type curves represent what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"), including total debt to trailing cash flow ratio. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit, divided by funds from operations for the prior twelve month period. Management believes that such financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures.

This press release and, in particular the information in respect of the Corporation's prospective annual cash flow for 2016, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
GJ	gigajoule
kpa	kilopascal
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day